Exhibit 99.1
Shinhan Financial Group 2014 3Q Operating Results

On October 28, 2014, Shinhan Financial Group released its operating results for 2014 3Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2014	2Q 2014	QoQ Change (%)	3Q 2013	YoY Change (%)
Revenue*	Specified Quarter	6,550,776	6,808,878	-3.79	5,215,211	25.61

	Cumulative	20,447,540	13,896,764	—	21,688,832	-5.72

Operating Income	Specified Quarter	832,949	753,689	10.52	759,412	9.68

	Cumulative	2,344,461	1,511,512	—	2,170,157	8.03

Income before Income Taxes	Specified Quarter	856,798	797,144	7.48	759,852	12.76

	Cumulative	2,429,783	1,572,985	—	2,220,661	9.42

Net Income	Specified Quarter	651,485	612,027	6.45	564,860	15.34

	Cumulative	1,859,076	1,207,591	—	1,679,696	10.68

Net Income Attributable to Controlling Interest	Specified Quarter	632,008	577,608	9.42	523,219	20.79

	Cumulative	1,768,047	1,136,039	—	1,559,490	13.37

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2014	2Q 2014	QoQ Change (%)	3Q 2013	YoY Change (%)
Revenue*	Specified Quarter	2,629,100	4,031,306	-34.78	2,506,020	4.91

	Cumulative	10,297,505	7,668,405	—	11,672,151	-11.78

Operating Income	Specified Quarter	548,536	509,186	7.73	542,443	1.12

	Cumulative	1,591,395	1,042,859	—	1,395,015	14.08

Income before Income Taxes	Specified Quarter	557,891	522,156	6.84	533,885	4.50

	Cumulative	1,620,803	1,062,912	—	1,412,461	14.75

Net Income	Specified Quarter	430,192	416,954	3.17	390,859	10.06

	Cumulative	1,272,303	842,111	—	1,089,870	16.74

Net Income Attributable to Controlling Interest	Specified Quarter	430,096	416,784	3.19	390,801	10.05

	Cumulative	1,271,968	841,872	—	1,089,723	16.72

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2014	2Q 2014	QoQ Change (%)	3Q 2013	YoY Change (%)
Revenue*	Specified Quarter	1,138,345	1,145,404	-0.62	1,030,826	10.43

	Cumulative	3,380,013	2,241,668	—	3,469,102	-2.57

Operating Income	Specified Quarter	235,002	230,662	1.88	203,531	15.46

	Cumulative	660,755	425,753	—	690,159	-4.26

Income before Income Taxes	Specified Quarter	244,532	225,974	8.21	202,983	20.47

	Cumulative	654,993	410,461	—	689,025	-4.94

Net Income	Specified Quarter	190,089	176,504	7.70	160,363	18.54

	Cumulative	507,751	317,662	—	534,755	-5.05

Net Income Attributable to Controlling Interest	Specified Quarter	190,089	176,504	7.70	160,363	18.54

	Cumulative	507,751	317,662	—	534,755	-5.05

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues